Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF MERGER AND PLAN OF REORGANIZATION, dated as of January 27, 2005 (this “Agreement”), among ALH Holding Inc., a Delaware corporation (the “Parent”), ALH Finance LLC, a Delaware limited liability company (“ALH Finance LLC”), and Alliance Laundry Systems LLC, a Delaware limited liability company (“Systems LLC” and, together with ALH Finance LLC and Parent, the parties”).

WITNESSETH:

WHEREAS, the Parent is the holder of all of the limited liability company interests of ALH Finance LLC, and ALH Finance LLC is the direct, wholly-owned subsidiary of the Parent;

WHEREAS, the Parent entered into a Unit Purchase Agreement, dated as of December 7, 2004 (the “Purchase Agreement”), with Alliance Laundry Holdings LLC, a Delaware limited liability company (“Alliance Holdings”) and the Sellers (as defined in the Purchase Agreement), in order to provide for, among other things, the purchase by the Parent of the common units and rights to acquire common units of Alliance Holdings (such purchase, the “Acquisition”), on the terms and conditions set forth in the Purchase Agreement;

WHEREAS, in connection with the Financing Transactions (as defined below) pursuant to the Acquisition, (i) the respective sole member and manager of each of ALH Finance LLC and Systems LLC have deemed it advisable and in the best interests of each company and their respective members to merge ALH Finance LLC with and into Systems LLC, with Systems LLC being the surviving company, pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et. seq. (as amended, the “Act”), upon the terms and conditions herein set forth, and (ii) the Board of Directors of the Parent has deemed it advisable and in the best interest of the Parent to approve the Merger (as defined in Section 1.1 of this Agreement) and this Agreement;

WHEREAS, pursuant to the Act, the respective sole member and manager of each of ALH Finance LLC and Systems LLC have approved this Agreement;

WHEREAS, in connection with the Acquisition, (i) ALH Finance LLC, which pursuant to the consummation of the Acquisition and the Merger, will be merged with and into the Systems LLC, and (ii) ALH Finance Corporation, a Delaware corporation and an indirect, wholly-owned subsidiary of the Parent (“Finance Corporation”), which pursuant to the consummation of the Acquisition will be merged with and into Alliance

Laundry Corporation, a Delaware corporation (“Laundry Corporation”), are offering, issuing and selling senior 8 ½% subordinated notes due 2013 in the aggregate principal amount of up to $150,000,000 (such principal amount, the “Notes Proceeds”) in an offering exempt from the registration requirements of the Securities Act of 1933, as amended, to one or more of Lehman Brothers Inc., Scotia Capital (USA) Inc., RBC Capital Markets Corporation and ABN AMRO Incorporated, who are expected to resell such 2005 Senior Notes in transactions pursuant to Rule 144A under the Securities Act or in transactions outside the United States of America under Regulation S of the Securities Act or in transactions that are otherwise exempt from registration requirements (the “Notes Offering”);

WHEREAS, in connection with the Acquisition, ALH Finance LLC and Systems LLC are entering into a senior secured credit facility providing for (i) a term loan facility in an aggregate principal amount not to exceed $200,000,000 (such aggregate principal amount, the “Borrowings”, and together with the Notes Proceeds, the “Total Proceeds”) and (ii) a revolving credit facility in an aggregate principal amount not to exceed $50,000,000 (including a swing line loan subfacility in an aggregate principal amount not to exceed $10,000,000 and a letter of credit subfacility in an aggregate principal amount not to exceed $35,000,000) (the “Bank Financing”, and together with the Notes Offering, the “Financing Transactions”), pursuant to a credit agreement, among the Company, ALH Finance LLC and Alliance Holdings, the lenders from time to time party thereto, Lehman Brothers Inc., as sole advisor, sole lead arranger and sole bookrunner, The Bank of Nova Scotia, as syndication agent, LaSalle Bank National Association and Royal Bank of Canada, as co-documentation agents, and Lehman Commercial Paper Inc., as administrative agent; and

WHEREAS, pursuant to the Merger, upon the terms and subject to the conditions set forth in this Agreement, all of the outstanding limited liability company interests of ALH Finance LLC held by Parent immediately prior to the Effective Time (as defined in Section 1.3 of this Agreement) will be converted into the right of the Parent to receive the Total Proceeds;

WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (the “Treasury Regulations”), and by executing this Agreement the parties hereby adopt this Agreement as a plan of reorganization for purposes of Section 368(a) of the Code and the Treasury Regulations.

NOW, THEREFORE, in consideration of the foregoing and the covenants and conditions herein contained, and in accordance with the provisions of the Act, the parties hereto agree as follows:

1. The Merger

1.1. In accordance with the provisions of this Agreement and the Act, ALH Finance LLC shall be merged with and into Systems LLC (the “Merger”). Systems LLC shall be the surviving limited liability company (the “Surviving Company”) and shall continue its existence under the laws of the State of Delaware.

1.2. The name of the Surviving Company shall be Alliance Laundry Systems LLC. The Surviving Company shall possess all the rights, privileges, immunities, powers and franchises of ALH Finance LLC and Systems LLC, and shall by operation of law become liable for all the debts, liabilities and duties of ALH Finance LLC and Systems LLC to the same extent as if said debts, liabilities, and duties had been incurred or contracted by the Surviving Company, as provided in the Act.

1.3. The Merger shall become effective at the time when Systems LLC files a Certificate of Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, or at such subsequent time as the parties shall agree and shall be specified in the Certificate of Merger, in such form as is required by, and executed in accordance with, the relevant provisions of the Act, (the “Effective Time”).

1.4. The separate limited liability company existence of ALH Finance LLC shall cease at the Effective Time in accordance with the provisions of the Act.

1.5. At the Effective Time, Systems LLC shall continue in existence as the Surviving Company, and without further transfer, succeed to and possess all of the rights, privileges and powers of ALH Finance LLC, and all of the assets and property of whatever kind and character of ALH Finance LLC shall vest in Systems LLC without further act or deed; thereafter, Systems LLC, as the Surviving Company, shall be liable for all of the liabilities and obligations of ALH Finance LLC, and any claim or judgment against ALH Finance LLC may be enforced against Systems LLC, as the Surviving Company, in accordance with Section 18-209 of the Act.

2. Conversion of Interest

2.1. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent, all of the limited liability company interests of ALH Finance LLC (the “Finance LLC Interests”), held by the Parent immediately prior to the Effective Time, shall be converted into the right of the Parent to receive the Total Proceeds (such right, the “Merger Consideration”).

2.2. All of the limited liability company interests of Systems LLC existing prior to the Effective Time shall, without any action on the part of the holder thereof, continue to exist as limited liability company interests of the Surviving Company.

3. No Further Ownership Rights in Finance LLC Interests. The Merger Consideration transferred to the Parent upon conversion of the Finance LLC Interests in accordance with the terms of Section 2 of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to the Finance LLC Interests.

4. Payment Procedure.

On the day of the consummation of the transactions contemplated herein (the “Closing Date”), the Parent hereby acknowledges that the Merger Consideration shall be paid in accordance with a letter, dated as of the Closing Date, to Lehman Commercial Paper Inc. and Lehman Brothers Inc., which shall specify instructions for the payment of the Merger Consideration by wire transfers to certain accounts as specified in such letter.

5. Certificate of Formation

The certificate of formation of Systems LLC in effect at the Effective Time shall be the certificate of formation of the Surviving Company unless and until amended in accordance with applicable law.

6. Limited Liability Company Agreement

The Second Amended and Restated Limited Liability Company Agreement of Systems LLC, dated as of January 27, 2005, as in effect at the Effective Time shall be the limited liability company agreement of the Surviving Company, unless and until amended from time to time in accordance with its terms and applicable law.

7. Member and Officers

At the Effective Time the sole member of the Surviving Company shall be the sole member of Systems LLC immediately prior to the Effective Time.

At the Effective Time the officers of the Surviving Company shall be the officers of Systems LLC immediately prior to the Effective Time.

8. Notices

All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first Business Day (as defined below) following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. “Business Day” means any day on which banks are not required or authorized to close in the City of New

York. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to ALH Finance LLC, to:

ALH Finance LLC

c/o Ontario Teachers’ Pension Plan Board

5650 Yonge Street

Toronto, Ontario M2M 4H5

Fax No.: (416) 730-3771

Attn: General Counsel

Fax No.: (416) 730-5082

Attn: Lee Sienna

          Shael J. Dolman

(b) if to Systems LLC to:

Alliance Laundry Systems LLC

P.O. Box 990

Ripon, Wisconsin 54971

Fax No.: (920) 748-1629

Attn: Thomas F. L’Esperance

(c) ALH Holding Inc.

c/o Ontario Teachers’ Pension Plan Board

5650 Yonge Street

Toronto, Ontario M2M 4H5

Fax No.: (416) 730-3771

Attn: General Counsel

Fax No.: (416) 730-5082

Attn: Lee Sienna

          Shael J. Dolman

(d) Copies of all notices delivered hereunder shall also be delivered to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Fax No.: (212) 909-6836

Attn: Margaret A. Davenport

9. Counterparts; Amendments and Waivers.

This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. This Agreement may not be amended, restated, supplemented or otherwise modified, and no provision of this Agreement may be waived, other than in a writing duly executed by the parties hereto.

10. Entire Agreement; Third Party Beneficiaries.

This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement is not intended to confer any right or remedy hereunder upon any natural person, firm, partnership, corporation, company, trust, Governmental entity or any other entity other than each of the parties hereto.

11. Miscellaneous.

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity or otherwise.

12. Termination.

(a) This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(i) by mutual written consent of Systems LLC and ALH Finance LLC;

(ii) by either ALH Finance LLC, or Systems LLC, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited, or if any judgment, injunction, order or decree enjoining Systems LLC or ALH Finance LLC from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable.

(b) If this Agreement is terminated pursuant to this Section 12, this Agreement shall become void and of no effect with no liability on the part of either party hereto.

13. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to principles of conflicts of law.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

ALH HOLDING INC.

By:	/S/ LEE L. SIENNA
Name:	Lee L. Sienna
Title:	Vice President

ALH FINANCE LLC

By:	/S/ LEE L. SIENNA
Name: Lee L. Sienna
Title: Vice President

ALLIANCE LAUNDRY SYSTEMS LLC

By:	/S/ THOMAS F. L’ESPERANCE
Name: Thomas F. L’Esperance
Title: President and Chief Executive Officer